UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8F

Application Pursuant to Section 8(f) of the

Investment Company Act of 1940 (“Act”)

and Rule 8f-1 Thereunder for Order Declaring

that a Registered Investment Company has Ceased

to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Van Kampen Equity Trust II (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-09279

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application  ☐  Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

522 Fifth Avenue

New York, NY 10036

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Taylor V. Edwards

Invesco Advisers, Inc.

225 Liberty Street, 14th FL

New York, NY 10281-1087

(212) 652-4208

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Invesco Advisers, Inc., 11 Greenway Plaza, Houston, Texas 77046-1173, (713) 626-1919(records relating to its functions as investment adviser, administrator, transfer agent and fund accountant to the Fund)

State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111, (617) 786-3000 (records relating to its function as custodian to the Fund)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end  ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts): The State of Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Van Kampen Asset Management (the “Adviser”), 522 Fifth Avenue, NY, NY 10036

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Van Kampen Funds Inc., 522 Fifth Avenue, NY, NY 10036

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes  ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes  ☐  No

If Yes, state the date on which the board vote took place: December 8, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes  ☐ No

If Yes, state the date on which the shareholder vote took place: May 11, 2010

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Following shareholder approval of a proposed merger between the fund and its acquiring fund, all assets and shareholders were transferred to the acquiring fund on June 1, 2010. Each shareholder received the number of shares of the acquiring fund having an aggregate net asset value equal to the value of the shares of the acquired fund held by the shareholder, such that the value of the shareholder’s account with the acquiring fund immediately after the merger was the same as the value of the shareholder’s account with the acquired fund immediately prior to the merger.

(b)	Were the distributions made on the basis of net assets?

☒ Yes  ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes  ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes  ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not applicable.

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes  ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes  ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes  ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes   ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes  ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes  ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

	Paid by Fund	Paid by Invesco Ltd.	Paid by Morgan Stanley	Total per Category
(i) Legal expenses:	-0-	$99,038.05	$99,038.05	$198,076.10
(ii) Accounting expenses:	-0-	$15,151.00	$15,151.00	$30,302.00
(iii) Other expenses (filing fees and related expenses):	-0-	$606,400.11	$606,400.11	$1,212,800.22

(iv) Total expenses (sum of lines (i)-(iii) above):	-0-	$720,589.16	$720,589.16	$1,441,178.32

(b)	How were those expenses allocated?

Expenses associated with the merger transaction were allocated and approved by the fund’s Board of Trustees’ as follows:

Morgan Stanley (target fund’s Investment Management Company): 50%

Invesco Ltd. (acquiring fund’s Investment Management Company): 50%

(c)	Who paid those expenses?

Expenses were split between Invesco Ltd. and Morgan Stanley.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes  ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes  ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes  ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Acquiring Fund	Reorganized as a series portfolio of:

Invesco Van Kampen Technology Fund	AIM Sector Funds (Invesco Sector Funds)

Invesco Van Kampen International Advantage Fund	AIM Investment Funds (Invesco Investment Funds)

Invesco Van Kampen International Growth Fund

Invesco Van Kampen American Franchise Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)

Invesco Van Kampen Equity Premium Income Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Name of fund surviving the Merger:	Investment Company Act file number:

AIM Sector Funds (Invesco Sector Funds)	811-03826

AIM Investment Funds (Invesco Investment Funds)	811-05426

AIM Counselor Series Trust (Invesco Counselor Series Trust)	811-09913

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization dated March 30, 2010, between Van Kampen Equity Trust II, a Delaware statutory trust, acting on its own behalf and on behalf of its multiple series portfolio and AIM Sector Funds (Invesco Sector Funds), AIM Investment Funds (Invesco Investment Funds) and AIM Counselor Series (Invesco Counselor Series) all Delaware statutory trusts, acting on their own behalf and on behalf of their multiple series portfolios was previously filed with the Commission as part of Van Kampen Funds combined Proxy Statement/Prospectus filed on form type 497 on February 22, 2010 (file number 333-164279).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Van Kampen Equity Trust II (ii) he is the Assistant General Counsel, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Taylor V. Edwards
Name: Taylor V. Edwards
Title: Assistant General Counsel